SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 8)

Mentor Income Fund, Inc.
(MRF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

587204108
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
14 Tobey Village Office Park
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2000
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

(Page 1 of 5 pages)
There are no Exhibits.
















ITEM 1	Security and Issuer
		Common Stock
		Evergreen Investment Services, Inc.
		Mentor Income Fund
		200 Berkley St., 21st Floor
		Boston, MA     12116-5034
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		("KIM")
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 14 Tobey Village Office park
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		("the Principals") or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years non-of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of MRF
		on behalf of accounts that are managed by KIM ("the Accounts") under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
The special meeting of shareholders was adjourned on October 13, 2000 and was scheduled to reconvene on October 23, 2000.  On October 17,
2000 and letter to shareholders and proxy announced that Mentor
Income Fund and Karpus Investment Management had reached an
agreement regarding the proposed transaction between Mentor and U.S.
Bank National Association.  The Board of Directors of Mentor authorized and agreed to take the following measures:
1. Mentor will make a tender offer, open to all shareholders, to purchase
20% of the outstanding shares of Mentor, at 100% of net asset value, less any expenses of the tender offer, during April 2001; and
2. If the average discount between Mentor's market price and net asset value per share exceeds 5% during the 12 calendar weeks preceding
February 1, 2003, Mentor will make a tender offer, open to all shareholders, to purchase an additional 10% of the outstanding shares of Mentor, at 100% of net asset value, less any expenses of the tender offer during April 2003 and upon the board determining at that time that the tender offer continues to be in the best interest of the Fund's shareholders
In light of this agreement by Mentor and after receiving assurances that
U.S. Bank (if names investment advisor to Mentor) would support and recommend such action, Karpus withdrew its solicitation in opposition to all shareholders who have appointed Karpus as its proxy that Karpus will not exercise the powers granted under such proxies.
This was considered by Karpus to be a major victory for all Fund shareholders and an excellent compromise for the parties involved.
Karpus wishes to thank all the shareholders that supported its'
efforts in this difficult endeavor and making this mutual concession possible

ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 894,180 shares, which
represents 7.57% of the outstanding Shares.   Sophie P. Karpus,
		(Director of KIM) presently owns 775 shares purchased on November 24,
1998 at a price of $8.68 per share.  Karpus Investment Management  Profit
Sharing Plan presently owns 800 shares purchased on July 31, 2000 at a price of $7.6875 per share (100 shares), August 14, 2000 at $7.75 per share (150 shares), October 17 at $8.088 per share (100 shares),
October 18 at $8.0741 per share (100 shares) and at $8.0625 per share
(100 shares), October 25 & 31, 2000 at $8.0625 per share (125 shares), and  November 30, 2000 at $8.0625 per share (100 shares).  None of the other Principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on December 13, 1993 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period unless indicated.











DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
10/17/00
68500
8.088

11/13/00
2100
8.0625
10/17/00
6400
8.0977

11/14/00
1300
8.0625
10/17/00
7500
8

11/16/00
3900
8.0625
10/17/00
15000
8.125

11/17/00
5600
8.0625
10/18/00
59100
8.0741

11/20/00
3200
8.0625
10/18/00
18400
8.0625

11/27/00
4600
8.0625
10/23/00
7850
8.125

11/28/00
4500
8.0625
10/24/00
20700
8.125

11/29/00
8000
8.0625
10/25/00
18000
8.0625

11/30/00
12000
8.0625
10/25/00
-367
8.0625




10/25/00
2500
8.125




10/26/00
2800
8.0625




10/26/00
-300
8.125




10/27/00
6000
8.0625




10/31/00
20400
8.0625




The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of MRF
		securities.
ITEM 7	Materials to be Filed as Exhibits
		See the attached Exhibit.



Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.


December 6, 2000 			         By:________________________
          Date						        Signature
     George W. Karpus, President
       Name/Title